Press Release
CAE reports fourth quarter and full fiscal year 2022 results
Q4 FY2022
•Revenue of $955.0 million vs. $894.3 million in Q4 last year, up 7% year-over-year (up 25% ex. revenue from ventilators)
•Earnings per share (EPS) of $0.17 vs. $0.07 in Q4 last year
•Adjusted EPS(1) of $0.29 vs. $0.22 in Q4 last year ($0.12 ex. COVID-19 government support programs(2))
•Operating income(3) of $93.3 million vs. $47.6 million in Q4 last year
•Adjusted segment operating income(4) of $142.7 million vs. $106.2 million in Q4 last year ($69.0 million ex. COVID-19 government support programs(5))
•Free cash flow(6) of $187.6 million vs. $170.6 million in Q4 last year
•Orders of $1.3 billion for 1.38x book-to-sales

Annual FY2022
•Revenue of $3.4 billion vs. $3.0 billion last year, up 13% year-over-year (up 23% ex. revenue from ventilators)
•Diluted EPS of $0.45 vs. negative $0.17 last year
•Adjusted EPS of $0.84 ($0.80 ex. COVID-19 government support programs) vs. $0.47 last year ($0.12 ex. COVID-19 government support programs)
•Operating income of $284.2 million vs. $48.4 million last year
•Adjusted segment operating income of $444.5 million ($430.9 million ex. COVID-19 government support programs) vs. $280.6 million last year ($153.2 million ex. COVID-19 government support programs)
•Free cash flow of $341.5 million for 131% cash conversion(6)
•Record orders of $4.1 billion for record $9.6 billion backlog and 1.21x book-to-sales

Montreal, Canada, May 31, 2022 - (NYSE: CAE; TSX: CAE) - CAE today reported fourth quarter fiscal 2022 revenue of $955.0 million, compared with $894.3 million last year. Revenue was 25% higher this quarter, excluding $130.0 million of revenue in the fourth quarter last year from a contract to provide the Canadian government with ventilators as part of CAE’s COVID-19 humanitarian initiatives. Fourth quarter net income attributable to equity holders was $55.1 million ($0.17 per share) compared to $19.8 million ($0.07 per share) last year. Adjusted net income in the fourth quarter was $92.0 million ($0.29 per share), compared to $63.2 million ($0.22 per share) last year. Adjusted net income excluding COVID-19 government support programs, of which there was none this quarter, was also $92.0 million ($0.29 per share) this quarter compared to $35.9 million ($0.12 per share) last year.

Annual fiscal 2022 revenue was $3.4 billion, compared to $3.0 billion last year. Revenue was 23% higher this year, excluding $230.6 million of revenue last year from the ventilator contract. Annual operating income was $284.2 million and adjusted segment operating income was $444.5 million compared to $280.6 million last year. Adjusted segment operating income excluding COVID-19 government support programs was $430.9 million this year compared to $153.2 million last year. Annual net income attributable to equity holders was $141.7 million ($0.45 per share) compared to a net loss of $47.2 million (negative $0.17 per share) in fiscal 2021. Adjusted net income(7) was $261.5 million ($0.84 per share) this year, compared to $127.1 million ($0.47 per share) last year. Adjusted net income excluding COVID-19 government support programs(8) was $251.5 million ($0.80 per share) this year compared to $33.6 million ($0.12 per share) last year. All financial information is in Canadian dollars.

Summary of consolidated results

(amounts in millions, except per share amounts)		FY2022	FY2021	Variance %	Q4-2022	Q4-2021	Variance %
Revenue		$3,371.3	2,981.9	13%	955.0	894.3	7%
Operating income		$284.2	48.4	487%	93.3	47.6	96%
Adjusted segment operating income		$444.5	280.6	58%	142.7	106.2	34%
As a % of revenue	%	13.2	9.4		14.9	11.9
Adjusted SOI excluding COVID-19
government support programs		$430.9	153.2	181%	142.7	69.0	107%
As a % of revenue	%	12.8	5.1		14.9	7.7
Net income (loss)		$150.0	(47.5)	416%	57.1	18.8	204%
Net income (loss) attributable to equity
holders of the Company		$141.7	(47.2)	400%	55.1	19.8	178%
Basic EPS		$0.46	(0.17)	371%	0.17	0.07	143%
Diluted EPS		$0.45	(0.17)	365%	0.17	0.07	143%
Adjusted net income		$261.5	127.1	106%	92.0	63.2	46%
Adjusted EPS		$0.84	0.47	79%	0.29	0.22	32%
Adjusted net income excluding COVID-19
government support programs		$251.5	33.6	649%	92.0	35.9	156%
Adjusted EPS excluding COVID-19
government support programs		$0.80	0.12	567%	0.29	0.12	142%
Order intake(9)		$4,091.2	2,723.5	50%	1,321.1	927.9	42%
Total backlog(9)		$9,577.5	8,201.1	17%	9,577.5	8,201.1	17%

“I am very pleased with our strong performance in the fourth quarter and for the year, having delivered double-digit growth with higher margins, excellent free cash flow, and record order bookings,” said Marc Parent, CAE’s President and Chief Executive Officer. “We drove 23 percent annual revenue growth, before the contribution of our ventilator humanitarian initiative last year, 58 percent higher adjusted segment operating income and 79 percent higher earnings per share. Testament to the quality of these results, we generated $342 million of free cash flow for a 131 percent cash conversion. We also continued to secure the future with some $4.1 billion in orders for a book-to-sales ratio of 1.21 times and a record $9.6 billion backlog. These numbers are especially impressive considering that our industry is still in the early days of a cyclical recovery. In Civil, we booked $2.0 billion in orders for a 1.25 times book-to-sales ratio, including long-term training agreements with airlines and business aircraft operators, and 48 full-flight simulator sales, demonstrating the strength of demand for pilot training. In Defense, we had continued momentum with a record $1.9 billion of orders for training and mission support solutions, representing 1.20 times book-to-sales, and we also concluded the year with a record $8.6 billion of Defense bids and proposals outstanding. And in Healthcare, we delivered our fifth consecutive quarter of double-digit revenue growth and double-digit growth for the year with our reenergized organization and innovative solutions. Despite a still challenging environment, our strategy is bearing fruit.”

On CAE’s outlook, Parent added, “we are adeptly playing offence in a disrupted market, by seizing on highly strategic growth opportunities to expand our capabilities and reach. In parallel, we are significantly lowering our cost base and continuing to innovate ways to revolutionize our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency, and readiness. Our recent results and the expanded set of opportunities before us, add to my conviction that we are on a clear path to a bigger, stronger, and more profitable CAE in the future.”

Civil Aviation (Civil)
Fourth quarter Civil revenue was $432.7 million, up 11% compared to the same quarter last year. Operating income was $58.1 million compared to $40.5 million in the fourth quarter last year. Fourth quarter Civil adjusted segment operating income was $96.3 million (22.3% of revenue), compared to $66.6 million (17.2% of revenue) in the fourth quarter last year. Adjusted segment operating income excluding COVID-19 government support programs, of which there was none this quarter, was also $96.3 million (22.3% of revenue) this quarter compared to $46.9 million (12.1% of revenue) in the fourth quarter last year. Fourth quarter Civil training centre utilization(10) was 69% and has been trending at a similar level since the end of the quarter.

Annual Civil revenue was $1,617.8 million, up 15% compared to last year. Annual operating income was $224.1 million compared to $6.5 million last year, and annual adjusted segment operating income was $314.7 million (19.5% of revenue) compared to $164.3 million (11.6% of revenue) last year. Adjusted segment operating income excluding COVID-19 government support programs was $309.5 million (19.1% of revenue) this year compared to $100.7 million (7.1% of revenue) last year. Annual Civil training centre utilization was 60%.

During the quarter, Civil signed training solutions contracts valued at $517.0 million, including long-term training services agreements and the sale of 15 full-flight simulators (FFSs)(11). For the year, Civil booked orders for $2.0 billion, demonstrating the value afforded to CAE as the partner of choice for airlines, business jet operators, aircraft OEMs and pilots worldwide. These included 48 FFS sales (vs. 11 in the prior fiscal year) and comprehensive, long-term training agreements with customers worldwide, including Endeavor Air, Avianca, Scandinavian Airlines, WestJet, Envoy Air, LOT Polish Airlines, and Sun Air Jets. Civil also partnered with four leading electric vertical takeoff and landing (eVTOL) developers to provide a range of solutions including simulators, pilot and maintenance training programs, and aircraft system integration engineering support.

The Civil book-to-sales(9) ratio was 1.19x for the quarter and 1.25x for the last 12 months. The Civil backlog at the end of the year was $4.9 billion, which is up 15% from the prior year period.

On February 28, 2022, Civil concluded its acquisition of Sabre's AirCentre airline operations portfolio and is currently in the process of integration. It is an integral part of a strategy to establish CAE as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions.

Summary of Civil Aviation results

(amounts in millions except SEU and FFSs)		FY2022	FY2021	Variance %	Q4-2022	Q4-2021	Variance %
Revenue		$1,617.8	1,412.9	15%	432.7	388.2	11%
Operating income		$224.1	6.5	3,348%	58.1	40.5	43%
Adjusted segment operating income		$314.7	164.3	92%	96.3	66.6	45%
As a % of revenue	%	19.5	11.6		22.3	17.2
Adjusted SOI excluding COVID-19
government support programs		$309.5	100.7	207%	96.3	46.9	105%
As a % of revenue	%	19.1	7.1		22.3	12.1
Order intake		$2,016.5	1,261.9	60%	517.0	385.8	34%
Total backlog		$4,919.2	4,293.1	15%	4,919.2	4,293.1	15%
Simulator equivalent unit (SEU)(12)		246	246	—%	246	240	3%
FFSs in CAE's network		316	317	—%	316	317	—%
FFS deliveries		30	36	(17%)	7	14	(50%)
Utilization rate	%	60	47		69	55

Defense and Security (Defense)
Fourth quarter Defense revenue was $469.5 million, up 40% compared to the same quarter last year. Operating income was $25.8 million compared to an operating loss of $8.5 million in the fourth quarter last year. Fourth quarter Defense adjusted segment operating income was $36.8 million (7.8% of revenue), compared to $23.2 million (6.9% of revenue) in the fourth quarter last year. Adjusted segment operating income excluding COVID-19 government support programs, of which there was none this quarter, was also $36.8 million (7.8% of revenue) this quarter and $6.8 million (2.0% of revenue) in the fourth quarter last year.

Annual Defense revenue was $1,602.1 million, up 32% over last year. Annual operating income was $56.0 million compared to $15.5 last year, and annual adjusted segment operating income was $119.2 million (7.4% of revenue), compared to $87.0 million (7.1% of revenue) last year. Adjusted segment operating income excluding COVID-19 government support programs was $111.2 million (6.9% of revenue) this year compared to $26.7 million (2.2% of revenue) last year. Fourth quarter and annual fiscal year 2022 Defense results reflect the acquisition of the L3H MT.

During the quarter, Defense booked record orders for $751.3 million. Notable wins include a contract with the Government of Canada to extend and expand the NATO Flying Training in Canada program through 2027. Defense also broadened its customer access with a US$250 million ceiling U.S. Naval Air Systems Command (NAVAIR) Rapid Acquisition Prototyping, Integration and Development ID/IQ win on two pools: Command and Control (C2) and Aviation Systems Development and Operations.

For the year, Defense booked a record $1.9 billion in orders, including competitive prime awards across all five domains (Air, Land, Sea, Space and Cyber). Among the notable wins in the Air Domain, CAE unseated a 60+ year incumbent in Germany to provide Ab Initio flight training to the German Air Force. Land Domain wins include a contract with the U.S. Air Force to develop and deploy new build Joint Terminal Control Training Rehearsal System (JTC TRS) simulators, as well as upgrade existing systems to a common configuration across the U.S. Department of Defense enterprise. Within the Sea Domain, Defense won a contract to deliver a second NH90 Seal Lion Helicopter simulator to the German Navy and was competitively awarded, through a joint venture Xebec, the new and upgraded Maritime Integrated Training System (MITS) contract for the U.S. Army. Defense won its first Space Domain prime contract with decisive mission capabilities and reliable space services and received multiple task orders to expand its support for operations at the Army Space and Missile Defense Command. In Cyber, Defense won a contract to enhance cyber intrusion detection capabilities for Canada’s Department of National Defense through the Innovation for Defense Excellence and Security (IDEaS) program and expanded its Simulator Common Architecture Requirements and Standards (SCARS) contract, providing cyber-hardened, hybrid cloud-based network architecture integrating over 2400 Air Force simulators. Defense was also awarded its first U.S. Intelligence Community prime win, leading the Beyond 3D prototype development and integration efforts for the National Geospatial Intelligence Agency.

The Defense book-to-sales ratio was 1.60x for the quarter and 1.20x for the last 12 months, which marks the first time the annual Defense book-to-sales ratio has exceeded 1.0x in the last four fiscal years. The Defense backlog at the end of the year was $4.7 billion. The Defense pipeline has strengthened with some $8.6 billion of bids and proposals pending customer decisions.

Summary of Defense and Security results

(amounts in millions)		FY2022	FY2021	Variance %	Q4-2022	Q4-2021	Variance %
Revenue		$1,602.1	1,217.1	32%	469.5	334.4	40%
Operating income (loss)		$56.0	15.5	261%	25.8	(8.5)	404%
Adjusted segment operating income		$119.2	87.0	37%	36.8	23.2	59%
As a % of revenue	%	7.4	7.1		7.8	6.9
Adjusted SOI excluding COVID-19
government support programs		$111.2	26.7	316%	36.8	6.8	441%
As a % of revenue	%	6.9	2.2		7.8	2.0
Order intake		$1,923.3	1,109.7	73%	751.3	370.4	103%
Total backlog		$4,658.3	3,908.0	19%	4,658.3	3,908.0	19%

Healthcare
Fourth quarter Healthcare revenue of $52.8 million was 69% lower than the fourth quarter last year. Revenue was 27% higher this quarter, excluding $130.0 million revenue from a contract to supply the Canadian government with ventilators. Operating income was $9.4 million compared to $15.6 million in the fourth quarter last year. Fourth quarter adjusted segment operating income was $9.6 million (18.2% of revenue) compared to $16.4 million (9.6% of revenue) in the fourth quarter last year. Adjusted segment operating income excluding COVID-19 government support programs, of which there was none this quarter, was also $9.6 million (18.2% of revenue) this quarter and $15.3 million (8.9% of revenue) in the fourth quarter last year. Healthcare continued to deliver year over year quarterly revenue growth (excluding ventilators), as it ramped up an expanded and reenergized organization with a clear focus on achieving greater scale.

Annual Healthcare revenue was $151.4 million, down 57% compared to last year. Revenue was 25% higher this year, excluding $230.6 million of revenue last year from the ventilator contract. Annual operating income was $4.1 million compared to $26.4 million last year, and annual adjusted segment operating income was $10.6 million (7.0% of revenue), compared to $29.3 million last year (8.3% of revenue). Adjusted segment operating income excluding COVID-19 government support programs was $10.2 million (6.7% of revenue) this year compared to $25.8 million (7.3% of revenue) last year.

During the year, CAE Healthcare and Defense collaboratively won a contract supporting the German Armed Forces by providing patient simulators, user training, and maintenance support across several sites. This collaboration is an example CAE’s cross-business synergies and is testament to its unique One CAE culture.

Healthcare also bolstered its position as the innovation leader in simulation-based healthcare education and training. Healthcare began worldwide deliveries of its newest pediatric patient simulator, CAE Aria, and launched several updates to its current offerings including the Vimedix 3.3 ultrasound simulator, CAE CathLabVR, the Inventory Manager for CAE LearningSpace Enterprise tool, and CAE Maestro.

Summary of Healthcare results

(amounts in millions except segment operating margins)		FY2022	FY2021	Variance %	Q4-2022	Q4-2021	Variance %
Revenue		$151.4	351.9	(57%)	52.8	171.7	(69%)
Operating income		$4.1	26.4		9.4	15.6
Adjusted SOI		$10.6	29.3		9.6	16.4
As a % of revenue	%	7.0	8.3		18.2	9.6
Adjusted SOI excluding COVID-19
government support programs		$10.2	25.8		9.6	15.3
As a % of revenue	%	6.7	7.3		18.2	8.9

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $36.0 million during the fourth quarter of fiscal 2022, including $22 million related to L3H MT and AirCentre acquisitions, and $12 million related to its cost savings restructuring program. This brings the total restructuring, integration and acquisition costs incurred since the start of the program in the second quarter of fiscal 2021 to $179 million.

Net cash provided by operating activities was $206.8 million for the quarter compared to $174.6 million in the fourth quarter last year. Free cash flow was $187.6 million for the quarter compared to $170.6 million in the fourth quarter last year. For the year, net cash provided by operating activities was $418.2 million compared to $366.6 million last year and free cash flow was $341.5 million, compared to $346.8 million in the same period last year. The cash conversion ratio for fiscal year 2022 was 131%.

Income tax expense this quarter was $3.7 million, representing an effective tax rate of 6%, compared to a negative effective tax rate of 21% in the fourth quarter last year. The tax rate was impacted by restructuring, integration and acquisition costs and a cloud computing transition adjustment this quarter, excluding which the income tax rate was 15%, and which is the rate used to determine adjusted net income of $92.0 million and adjusted EPS of $0.29 in Q4FY22. On the same basis, the rate would have been 16% in the fourth quarter last year.

Growth and maintenance capital expenditures(13) totaled $74.7 million this quarter and $272.2 million for the year, mainly in support of accretive growth opportunities to expand the Civil global aviation training network.

Net debt(14) at the end of the year was $2,700.1 million for a net debt-to-adjusted EBITDA(15) of 3.58 times. This compares to net debt of $2,310.5 million, for a net debt-to-adjusted EBITDA of 3.23 times at the end of the preceding quarter. During the last two fiscal years, CAE has made several growth investments to expand its capabilities and reach, including nine acquisitions for $2.1 billion and $379.8 million in capital expenditures.

Adjusted return on capital employed (ROCE)(16) was 6.2% this quarter compared to 6.1% last quarter and 5.0% in the fourth quarter last year. Adjusted ROCE excluding COVID-19 government support programs was 6.1% this quarter compared to 5.5% last quarter and 3.1% in the fourth quarter last year.

Management outlook for fiscal year 2023
Since 2020, CAE has been carrying out a growth strategy which it believes will enable it to emerge from the pandemic a bigger, stronger, and more profitable company than ever before. Specifically, as a waypoint along its journey to cyclical recovery and beyond, the Company is targeting a consolidated adjusted segment operating margin of approximately 17% by the time its markets are generally recovered, with steady room for further improvement thereafter. It expects to reach this level of profitability on a significantly larger base of business with a post-pandemic capital structure that will allow the Company to sustain ample flexibility to further invest in its future.

Current headwinds include the ongoing global pandemic, geopolitical tensions and the war in Ukraine, decades- high inflation, slower global economic growth, and acute supply chain and labor shortages – any of which may influence the exact timing and rate of market recovery. Notwithstanding the additional volatility induced by these factors, management maintains a highly positive view of its potential in market recovery and beyond. For the current fiscal year 2023, CAE expects to continue delivering strong growth and substantial order bookings.

Expected secular trends are highly favorable for all three of the Company’s core business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, higher expected pilot demand and strong growth in business jet travel demand are enduring positives for the Civil business. Tailwinds that favour the Defense business include the shift in national defence priorities to an increased focus on near-peer threats and the recognition of the sharply increased need for digital immersion-based synthetic solutions. Healthcare is poised to leverage opportunities presented by an acute nursing shortage and rising demand for Public Safety and Security.

The Company believes there is considerable pent-up demand for air travel, and the rate of Civil’s recovery to pre-pandemic levels and beyond is expected to continue to be driven in large part by the easing of travel restrictions.

Civil’s strong training performance in the Americas and sharply higher FFS order activity, provide a compelling blueprint for the potential of a broader global recovery. In fiscal year 2023, in addition to continuing to grow its share of the aviation training market and expanding its position in flight services, Civil expects to maintain its leading share of FFS sales and to deliver upwards of 40 FFSs to customers worldwide, with a higher proportion of units expected to be delivered in second half of the fiscal year.

CAE’s Defense segment is also on a multiyear path to becoming an even bigger and more profitable business. Defense is closely aligned with its customers’ utmost priorities focused on defending freedom in the face of near-peer threats. In the last two years, Defense has established itself as the world's leading platform agnostic, global training and simulation pure play defence business. This is expected to bring increased potential to capture business around the world, accelerated by the acquisition of L3H MT and the expanded capability and customer set the combined entity possesses. Current geopolitical events have galvanized national defence priorities in the U.S. and across NATO, and management expects increased spending and specific prioritization on defence readiness to translate into additional opportunities for CAE in the years ahead. Defense is expected to continue making good progress with the integration of L3H MT acquisition in fiscal 2023 and to fully realize $35 to $45 million of cost synergies by fiscal year 2024. COVID-19 related headwinds are still a factor for the international defence business; however, management views them as temporary. In the near term, Defense is expected to continue working its way through the lagging effects of a historically lower than one-time book-to-sales ratio and expects growth over a multiyear period to be driven by the progressive realization of synergies related to the L3H MT integration and the translation of the recent record order intake and bid activity into revenue.

And in Healthcare, the long-term potential is for it to become a more material and profitable business within CAE as it gains share in the healthcare simulation and training market and continues to build on the momentum created over the last 18 months by a reenergized organization.

For fiscal year 2023, management expects CAE’s consolidated adjusted segment operating income growth to be in the mid 30-percent range, weighted more heavily to the second half of the year.

Total capital expenditures are expected to be approximately $250 million in fiscal year 2023, primarily in support of sustainable and accretive growth opportunities. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. Concurrent with its continued pursuit of attractive growth opportunities, CAE expects net debt-to-adjusted EBITDA to decrease to a ratio of below three times (3x) within the next 18 months. CAE expects its effective income tax rate to increase to approximately 22% going forward, reflecting some of the recent changes to global tax regimes.

Management’s outlook for fiscal year 2023 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets, and the timing and degree of easing of global COVID-19-related mobility restrictions. Air travel is a major driver for CAE’s business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Additionally, as the basis of its fiscal year 2023 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2022 MD&A. Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Environmental, Social, and Governance (ESG)
During the quarter, CAE issued a formal Code of conduct to its suppliers worldwide to reinforce ESG across its entire value chain. It also strengthened its internal focus on ESG by appointing a Chief Sustainability Officer, reporting to the CEO, as well as a Chief Diversity, Equity, and Inclusion Officer along with dedicated teams. CAE also completed an extensive ESG materiality exercise with various external and internal stakeholder groups that will inform its next multi-year ESG roadmap. A significant milestone was achieved on Climate Change this quarter: CAE’s Climate Change Committee completed the Climate Change risk assessment exercise involving several strategic sites that are representative of CAE’s range of activities and geographical footprint. The results will be reported under the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) in CAE’s next CSR report. CAE also continued to be a longstanding contributor to the decarbonization of the aerospace industry: with the acquisition of Sabre's AirCentre airline operations portfolio, CAE expanded flight management capabilities that enable airlines and business jet operators to reduce their carbon footprint through the optimization of flight plans and fuel consumption. In September 2020, CAE became the first carbon-neutral Canadian aerospace company.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the year ended March 31, 2022 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2022
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management will conduct an earnings conference call tomorrow at 8:30 a.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a high-technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 35 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3H MT and AirCentre, CAE's access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 31, 2022 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 31, 2022.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2023 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2022. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2022 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2022 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

(2) Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(3) Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

(4) Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or specific events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

(5) Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance.

(6) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in ERP and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Cash conversion rate is a non-GAAP financial measure we use to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure. We calculate it by dividing free cash flow by adjusted net income.

(7) Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

(8) Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(9) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defense and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(10) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(11) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(12) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(13) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(14) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(15) Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events.

(16) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Reconciliation of adjusted segment operating income

			Defense
	Civil Aviation		and Security		Healthcare			Total
Three months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$58.1	$40.5	$25.8	$(8.5)	$9.4	$15.6	$93.3	$47.6
Restructuring, integration and acquisition costs	26.6	26.1	9.2	31.7	0.2	0.8	36.0	58.6
Cloud computing transition adjustment	11.6	—	1.8	—	—	—	13.4	—
Adjusted segment operating income	$96.3	$66.6	$36.8	$23.2	$9.6	$16.4	$142.7	$106.2
COVID-19 government support programs	$—	19.7	$—	16.4	$—	1.1	$—	$37.2
Adjusted SOI excluding COVID-19 government
support programs	$96.3	$46.9	$36.8	$6.8	$9.6	$15.3	$142.7	$69.0

			Defense
	Civil Aviation		and Security		Healthcare			Total
Twelve months ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$224.1	$6.5	$56.0	$15.5	$4.1	$26.4	$284.2	$48.4
Restructuring, integration and acquisition costs	79.0	76.1	61.4	45.0	6.5	2.9	146.9	124.0
Cloud computing transition adjustment	11.6	—	1.8	—	—	—	13.4	—
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income (loss)	$314.7	$164.3	$119.2	$87.0	$10.6	$29.3	$444.5	$280.6
COVID-19 government support programs	$5.2	$63.6	$8.0	$60.3	$0.4	$3.5	$13.6	$127.4
Adjusted SOI excluding COVID-19 government
support programs	$309.5	$100.7	$111.2	$26.7	$10.2	$25.8	$430.9	$153.2

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions, except per share amounts)	2022	2021	2022	2021
Net income (loss) attributable to equity holders of the Company	$55.1	$19.8	$141.7	$(47.2)
Restructuring, integration and acquisition costs, after tax	27.1	43.4	110.0	94.0
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic(1), after tax	—	—	—	80.3
Cloud computing transition adjustment, after tax	9.8	—	9.8	—
Adjusted net income	$92.0	$63.2	$261.5	$127.1
COVID-19 government support programs, after tax	$—	$27.3	$10.0	$93.5
Adjusted net income excluding COVID-19 government support programs	$92.0	$35.9	$251.5	$33.6

Average number of shares outstanding (diluted)	318.5	287.3	312.9	272.0

Adjusted EPS	$0.29	$0.22	$0.84	$0.47
Adjusted EPS excluding COVID-19 government support programs	$0.29	$0.12	$0.80	$0.12
(1) Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. Throughout fiscal 2021 and the first quarter of fiscal 2022, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs. CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

Reconciliation of total backlog

(amounts in millions)	FY2022	FY2021
Obligated backlog, beginning of period	$6,412.6	7,631.0
'+ order intake	4,091.2	2,723.5
'- revenue	(3,371.3)	(2,981.9)
'+ / - adjustments	738.9	(960.0)
Obligated backlog, end of period	$7,871.4	6,412.6
Joint venture backlog (all obligated)	308.1	328.2
Unfunded backlog and options	1,398.0	1,460.3
Total backlog	$9,577.5	8,201.1

Reconciliation of total backlog to remaining performance obligations
Total backlog	$8,201.1	9,458.1
Less: Joint venture backlog	(308.1)	(328.2)
Less: Options	(544.2)	(476.5)
Less: Estimated contract value	(3,305.2)	(2,957.7)
Remaining performance obligations	$5,420.0	4,438.7

Reconciliation of free cash flow

(amounts in millions)	FY2022	FY2021	Q4-2022	Q4-2021
Cash provided by operating activities*	$395.7	$416.1	$83.2	$149.6
Changes in non-cash working capital	22.5	(49.5)	123.6	25.0
Net cash provided by operating activities	$418.2	$366.6	$206.8	$174.6
Maintenance capital expenditures	(55.4)	(37.8)	(16.1)	(18.9)
Change in ERP and other assets	(37.4)	0.7	(10.4)	12.4
Proceeds from the disposal of property, plant and equipment	8.4	4.5	0.3	2.8
Net (payments to) proceeds from equity accounted investees	(19.4)	0.7	0.5	(0.7)
Dividends received from equity accounted investees	27.1	12.1	6.5	0.4
Free cash flow	$341.5	$346.8	$187.6	$170.6
* before changes in non-cash working capital

Reconciliation of capital employed and net debt

	As at March 31	As at March 31
(amounts in millions)	2022	2021
Use of capital:
Current assets	$2,148.6	$3,378.6
Less: cash and cash equivalents	(346.1)	(926.1)
Current liabilities	(2,091.2)	(2,633.3)
Less: current portion of long-term debt	241.8	216.3
Non-cash working capital	$(46.9)	$35.5
Property, plant and equipment	2,129.3	1,969.4
Other long-term assets	5,300.9	3,400.4
Other long-term liabilities	(596.6)	(767.1)
Total capital employed	$6,786.7	$4,638.2
Source of capital:
Current portion of long-term debt	$241.8	$216.3
Long-term debt	2,804.4	2,135.2
Less: cash and cash equivalents	(346.1)	(926.1)
Net debt	$2,700.1	$1,425.4
Equity attributable to equity holders of the Company	4,009.7	3,140.5
Non-controlling interests	76.9	72.3
Source of capital	$6,786.7	$4,638.2

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 3 of CAE’s MD&A for the year ended March 31, 2022 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications 1-514-341-2000, ext. 7939 samantha.golinski@cae.com

Consolidated Income (Loss) Statement

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue	$955.0	$894.3	$3,371.3	$2,981.9
Cost of sales	683.4	657.2	2,415.8	2,216.9
Gross profit	$271.6	$237.1	$955.5	$765.0
Research and development expenses	34.9	22.5	120.8	104.7
Selling, general and administrative expenses	143.6	111.5	489.1	398.9
Other (gains) and losses	(20.9)	(0.7)	(37.0)	91.7
Share of after-tax profit of equity accounted investees	(15.3)	(2.4)	(48.5)	(2.7)
Restructuring, integration and acquisition costs	36.0	58.6	146.9	124.0
Operating income	$93.3	$47.6	$284.2	$48.4
Finance expense – net	32.5	32.0	130.6	135.6
Earnings (loss) before income taxes	$60.8	$15.6	$153.6	$(87.2)
Income tax expense (recovery)	3.7	(3.2)	3.6	(39.7)
Net income (loss)	$57.1	$18.8	$150.0	$(47.5)
Attributable to:
Equity holders of the Company	$55.1	$19.8	$141.7	$(47.2)
Non-controlling interests	2.0	(1.0)	8.3	(0.3)
Earnings (loss) per share attributable to equity holders of the Company
Basic	$0.17	$0.07	$0.46	$(0.17)
Diluted	$0.17	$0.07	$0.45	$(0.17)

Consolidated Statement of Comprehensive Income (Loss)

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2022	2021	2022	2021
Net income (loss)	$57.1	$18.8	$150.0	$(47.5)
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$(90.5)	$(86)	$(101.4)	$(284.8)
Net gain on hedges of net investment in foreign operations	21.1	15.1	15.8	140.4
Reclassification to income of foreign currency exchange differences	(0.4)	(1.4)	(4.7)	(21.2)
Net (loss) gain on cash flow hedges	2.2	1.0	(6.0)	61.4
Reclassification to income of gains on cash flow hedges	5.0	(1.9)	(7.0)	(20.3)
Income taxes	(5.0)	0.9	(2.0)	(14.6)
	$(67.6)	$(72.3)	$(105.3)	$(139.1)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$110.4	$101.9	$125.6	$1.1
Net loss on financial assets carried at fair value through OCI	(0.1)	—	(0.1)	(1.8)
Income taxes	(29.5)	(27.1)	(33.4)	(0.3)
	$80.8	$74.8	$92.1	$(1.0)
Other comprehensive loss	$13.2	$2.5	$(13.2)	$(140.1)
Total comprehensive income (loss)	$70.3	$21.3	$136.8	$(187.6)
Attributable to:
Equity holders of the Company	$69.4	$23.5	$129.8	$(181.5)
Non-controlling interests	0.9	(2.2)	7.0	(6.1)

Consolidated Statement of Financial Position

	March 31	March 31
(amounts in millions of Canadian dollars)	2022	2021

Assets
Cash and cash equivalents	$346.1	$926.1
Restricted funds for subscription receipts deposit	—	700.1
Accounts receivable	556.9	518.6
Contract assets	608.3	461.9
Inventories	519.8	647.8
Prepayments	56.7	52.1
Income taxes recoverable	33.2	39.8
Derivative financial assets	27.6	32.2
Total current assets	$2,148.6	$3,378.6
Property, plant and equipment	2,129.3	1,969.4
Right-of-use assets	373.0	308.5
Intangible assets	3,796.3	2,055.8
Investment in equity accounted investees	454.0	422.2
Deferred tax assets	117.4	104.9
Derivative financial assets	10.5	13.2
Other non-current assets	549.7	495.8
Total assets	$9,578.8	$8,748.4

Liabilities and equity
Accounts payable and accrued liabilities	$975.1	$945.6
Provisions	36.7	52.6
Income taxes payable	22.7	16.2
Contract liabilities	788.3	674.7
Current portion of long-term debt	241.8	216.3
Liabilities for subscription receipts	—	714.1
Derivative financial liabilities	26.6	13.8
Total current liabilities	$2,091.2	$2,633.3
Provisions	20.6	30.9
Long-term debt	2,804.4	2,135.2
Royalty obligations	126.0	141.8
Employee benefits obligations	109.7	222.2
Deferred tax liabilities	93.7	123.5
Derivative financial liabilities	1.0	3.1
Other non-current liabilities	245.6	245.6
Total liabilities	$5,492.2	$5,535.6
Equity
Share capital	$2,224.7	$1,516.2
Contributed surplus	38.6	22.5
Accumulated other comprehensive income	(31.2)	58.1
Retained earnings	1,777.6	1,543.7
Equity attributable to equity holders of the Company	$4,009.7	$3,140.5
Non-controlling interests	76.9	72.3
Total equity	$4,086.6	$3,212.8
Total liabilities and equity	$9,578.8	$8,748.4

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net loss	—	$—	$—	$—	$(47.2)	$(47.2)	$(0.3)	$(47.5)
Other comprehensive (loss) income	—	—	—	(135.1)	0.8	(134.3)	(5.8)	(140.1)
Total comprehensive (loss) income	—	$—	$—	$(135.1)	$(46.4)	$(181.5)	$(6.1)	$(187.6)
Issuance of common shares under an equity offering	27,048,671	822.7	—	—	—	822.7	—	822.7
Subscription receipts issuance-related costs	—	—	(12.5)	—	—	(12.5)	—	(12.5)
Exercise of stock options	687,165	14.0	(1.7)	—	—	12.3	—	12.3
Share-based payments expense	—	—	9.8	—	—	9.8	—	9.8
Transactions with non-controlling interests	—	—	—	—	—	—	(10.2)	(10.2)
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$141.7	$141.7	$8.3	$150.0
Other comprehensive (loss) income	—	—	—	(104.1)	92.2	(11.9)	(1.3)	(13.2)
Total comprehensive (loss) income	—	$—	$—	$(104.1)	$233.9	$129.8	$7.0	$136.8
Issuance of common shares upon conversion of
subscription receipts	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options	1,268,660	31.3	(4.2)	—	—	27.1	—	27.1
Share-based payments expense	—	—	7.8	—	—	7.8	—	7.8
Transfer of realized cash flow hedge losses related
to business combinations	—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2022	2021
Operating activities
Net income (loss)	$150.0	$(47.5)
Adjustments for:
Depreciation and amortization	310.5	319.5
Impairment of non-financial assets	41.8	171.7
Share of after-tax profit of equity accounted investees	(48.5)	(2.7)
Deferred income taxes	(32.4)	(33.3)
Investment tax credits	(27.5)	(36.9)
Share-based payments expense	6.4	9.6
Defined benefit pension plans	13.7	12.0
Other non-current liabilities	(65.9)	(19.9)
Derivative financial assets and liabilities – net	11.3	(26.7)
Other	36.3	70.3
Changes in non-cash working capital	22.5	(49.5)
Net cash provided by operating activities	$418.2	$366.6
Investing activities
Business combinations, net of cash acquired	$(1,883.7)	$(186.5)
Acquisition of investment in equity accounted investees	(4.3)	(18.7)
Additions to property, plant and equipment	(272.2)	(107.6)
Proceeds from disposal of property, plant and equipment	8.4	4.5
Additions to intangible assets	(90.6)	(56.0)
Net (payments to) proceeds from equity accounted investees	(19.4)	0.7
Dividends received from equity accounted investees	27.1	12.1
Other	(2.4)	8.1
Net cash used in investing activities	$(2,237.1)	$(343.4)
Financing activities
Net proceeds from (repayment of) borrowing under revolving credit facilities	$344.6	$(705.6)
Proceeds from long-term debt	429.1	151.1
Repayment of long-term debt	(132.1)	(86.1)
Repayment of lease liabilities	(89.5)	(200.8)
Net proceeds from the issuance of common shares	696.1	820.8
Changes in restricted cash	9.4	—
Other	(2.0)	(0.7)
Net cash provided by (used in) financing activities	$1,255.6	$(21.3)
Effect of foreign currency exchange differences on cash and cash equivalents	$(16.7)	$(22.3)
Net decrease in cash and cash equivalents	$(580.0)	$(20.4)
Cash and cash equivalents, beginning of year	926.1	946.5
Cash and cash equivalents, end of year	$346.1	$926.1